

News release....

11 September 2009

TESCO AND FORTIS FINALISE INSURANCE PARTNERSHIP

Tesco Personal Finance Plc (TPF) and Fortis (UK) Ltd (Fortis) have concluded their previously announced* discussions to form a new partnership providing motor and household insurance.

The partnership will give Tesco responsibility for retail pricing, sales and marketing, customer service and new product development providing greater control of the insurance products sold under the Tesco brand. Fortis will use its considerable expertise to provide underwriting and claims management.

Millions of UK motorists and householders will benefit as Tesco introduces better products, keener prices and the high levels of service they have come to expect from Tesco.

More than 1500 new jobs will also be created in the UK as a result of the deal.

The partnership also includes the creation of a new entity to underwite and manage claims. Known as Tesco Insurance Limited the new entity will be owned 49.9% by TPF and 50.1% by Fortis. It will start writing business towards the end of next year.

Both parties intend to invest capital to support the development and growth of Tesco Insurance. The amount of capital invested will reflect both parties' respective equity proportions and may change as the business develops. Initial investments are expected to be in the region of £100m (EUR 115 million) each.

The partnership, which will initially run until at least 2015, covers certain TPF insurance products including car, van and household insurance. This area of TPF's business currently involves over £500 million (EUR 573 million) in annualised Gross Written Premium.

The deal will add another 1.5 million motor and household customers to Fortis UK's existing customer base of around 7 million people. The number of cars insured by Fortis will increase to around 2.7 million making it the second largest car insurer in the UK.**

Tesco Insurance Limited will be managed independently from Fortis UK's other insurance businesses.

ENDS



For further information:

Tesco:

Media:	Jonathan Church	01992 644645
	Angus Maitland	020 7379 5151
Investor Relations:	Mark George	01992 644800

Fortis:

Media UK:	Paul Lynes	02380 313152
	Vanessa Neill	020 7251 3801
Media Brussels:		+32 (0)2 228 8292
Media Utrecht:		+31 (0)30 226 3261
Investor Relations: Brussels		+31 (0) 30 226 6566

Notes for Editors:

*Announced on Thursday 25 June 2009. See original press release at http://www.tescoplc.com/plc/media/pr/pr2009/2009-06-25a/ for detail.

** Based on EMB analysis of FSA returns published in 2008

Tesco Personal Finance:
TPF is fully-owned by Tesco Plc. It is the UK's largest supermarket bank. Since its launch in 1997, it has grown to have nearly six million customer accounts across 28 financial products and services.

TPF offers consumers a range of simple and affordable financial products and services including: general insurance - motor, home, pet and travel; credit cards and personal loans; personal savings; Tesco Compare and a network of cash machines (ATMs). Products are sold through multiple channels including in-store, by telephone and online.

In addition to the 1500 jobs this joint venture will create Tesco has already created more than 200 new jobs this year in its Edinburgh HQ and on August 20th announced a further 800 new jobs as a result of its decision to open a new operations centre in Glasgow next year.

Fortis:
Fortis (Insurance UK) is a leading provider of personal and commercial lines insurance solutions in the UK. Fortis UK has two main divisions, manufacturing both non-life and life products, which are distributed through a range of channels including brokers, IFAs, intermediaries, affinity partners and the Internet, as well as various wholly or partially-owned companies (RIAS, Fortis Insurance Solutions, Affinity Solutions Ltd, Text2Insure and InsureTECH Systems).

Fortis insures in excess of 6.9 million customers working with a range of partners. It employs almost 3,000 people with a head office based in Eastleigh and others in Belfast, Bournemouth, Gloucester, Reigate, Haywards Heath, London, Redditch, and Stoke-on-Trent.

Fortis Holding (Fortis SA/NV and Fortis N.V.) consists of (1) a 75% ownership of Fortis Insurance Belgium (2) Fortis Insurance International, (3) a 45% stake in Royal Park Investments - a structured credit portfolio entity - and (4) financial assets and liabilities of various financing vehicles. Fortis Insurance Belgium is overall market leader and a leading player in the Employee Benefits market. The international insurance activities (Fortis Insurance International) are located in the UK, where Fortis is the third largest player in the market for private car insurance, France, Hong Kong, Luxembourg (Non-Life), Germany, Turkey, Russia, Ukraine and joint ventures in Luxembourg (Life), Portugal, with Millenniumbcp Fortis being a clear market leader, China, Malaysia, India and Thailand. Fortis currently employs over 10,000 people.